THT Heat Transfer Technology, Inc.
No.5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People's Republic of China

August [*], 2012

By EDGAR Transmission and by Hand Delivery
Rufus Decker
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	THT Heat Transfer Technology, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the Period Ended March 31, 2012
Filed May 14, 2012
File No. 1-34812

Dear Mr. Decker:

On behalf of THT Heat Transfer Technology, Inc. (“THT” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 2, 2012, providing the Staff’s comments with respect to the above referenced Form 10-K and 10-Q.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Form 10-K for the Year Ended December 31, 2011

Legal Proceedings, page 32

1.

We note your response to comment nine from our letter dated July 10, 2012. Your response seems to reference your provision for bad debt rather than your legal proceedings. On page 32, you disclose that you are currently not aware of any such legal proceedings or claims that you believe will have a material adverse effect on your business, financial condition or operating results. As previously requested, in future filings, please revise your discussion to address the expected effect on your cash flows, as well.

THT Response: We will revise our disclosures as follows:

THT Heat Transfer Technology, Inc.
August [*], 2012

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these, or other matters, may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, cash flows or operating results.

Management’s Discussion and Analysis of Financial Condition and Results…..page 34

General

2.	We note your response to comment 10 from our letter dated July 10, 2012. Please provide the following:

Please confirm that you will revise your future filings to present disclosures similar to the disclosures in your response; and

THT Response: We will include the following disclosures in our future filings:

Dividend Distributions

All of our sales are earned by our PRC subsidiaries. However, PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of our registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Given that the Company and the PRC subsidiaries do not intend to pay dividends for the foreseeable future, we consider the impact of restrictions on our liquidity, financial condition and results of operations is not significant.

Restrictions under PRC law on our PRC subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

Substantially all of our sales are earned by our PRC subsidiaries. Other than that the PRC subsidiaries pay all the service fees to maintain the public company status of the Company, there is no cash flows between our PRC subsidiaries and the Company. There is no restriction for cash flow to move through various subsidiaries up to the Company. However, as discussed more fully under Item 1 “Business —Regulation—Dividend Distributions,” PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

THT Heat Transfer Technology, Inc.
August [*], 2012

  You indicate that you and your PRC subsidiaries do not intend to pay dividends and the impact of restrictions will not have a significant impact on your liquidity, financial condition and results of operations. Given the restrictions related to your statutory general reserve, please provide the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent-only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Please show us supplementally what your revised disclosures will look like in future filings.

THT Response: The Company considered the requirements of Rules 5-04, 12-04 and 4-08(e) of Regulation S-X to disclose condensed financial information. In accordance with Article 8 of Regulation S-X, these requirements are not applicable to smaller reporting companies. During the 6 months ended June 30, 2012, the Company is qualified as a smaller reporting company and therefore believed that the requirements of Rules 5-04, 12-04(a) and 4-08(e)(3) of Regulation S-X are not applicable to it.

Liquidity and Capital Resources, page 37

General

3.

We note your response to comment 12 from our letter dated July 10, 2012. Please confirm that you will clearly disclose the amounts available to borrow under your financing arrangements as of the latest balance sheet date. Please show us supplementally what your revised disclosures will look like in future filings.

THT Response: We confirm we will include the following disclosures in our future filings:

As of December 31, 2012, we had cash and cash equivalents of $7.34 million, primarily consisting of cash on hand and demand deposits. We can use our land as collateral to borrow approximately $7.91 million. In addition, we have approximately $3.16 million credit line from Bank of Communications. We anticipate that cash on hand, and borrowing capacity under our bank loans will be sufficient to satisfy our ongoing obligations.

Operating Activities, page 37

4.	We note your response to comment 13 from our letter dated July 10, 2012. In future filings please provide the following:

THT Heat Transfer Technology, Inc.
August [*], 2012

  Please also expand your disclosure to discuss the underlying reasons for changes in your trade receivables, similar to your discussion of the change in your inventories in fiscal 2011 compared to fiscal 2010;

THT Response: We will include the following disclosures in our future filings:

Operating Activities

Net cash used in operating activities was $13.05 million for 2011, compared with $2.36 million for 2010. The increase in net cash used in operating activities was mainly due to (1) an increase in inventories of $14.94 million and (2) a decrease in trade receivables of $3.15 million which was a result of installment payments made by our customers.

  Given the significant increase in your days sales outstanding of 190 days and days sales in inventory of 368 days in 2011, please expand your disclosures to provide a comprehensive explanation regarding what consideration you gave to these increases in evaluating the appropriateness of your allowance for doubtful accounts and your allowance for obsolete inventories;

THT Response: We will include the following disclosures in our future filings:

We believe our allowance for doubtful accounts is appropriate. We have installment payment arrangement with our customers. The current economic slowdown and China’s tightened credit policy led to delayed payments and delayed delivery schedules by our customers, which in turn caused us to increase our allowance for doubtful accounts from $0.29 million in the six months ended June 30, 2011 to $0.36 million in the same period in 2012. To control inflation after a massive stimulus plan, the Chinese government tightened its credit policy. As a result, state-owned banks limited their lending to large state-owned corporations and privately held companies continue to have difficulty accessing capital. 54% of our customers have been affected by the tightened credit policy and have limited access to capital. The Company records an allowance for doubtful accounts at a rate of 25% for receivables aged between 1 to 2 years, 50% for receivables aged between 2 to 3 years and 100% for receivables aged over 3 years.

Our allowance of obsolete inventory is also appropriate because we purchase raw materials after we receive purchase orders. Although our customers may delay their payment or delivery schedules which increase our inventories, they do not cancel their orders to cause us classify the delayed inventories as obsolete inventories.

  You disclose that the increase in goods in process was mainly attributable to China’s tightened credit policy which led customers to delay their payment and delivery schedules. Please expand your disclosure to more clearly explain how China’s credit policy impacted customer payments and delivery schedules. Please also disclose what consideration your customer’s inability to make payments had on your allowance for doubtful accounts. Please also tell us and disclose whether your customers simply delayed delivery schedules or cancelled deliveries all together. If there were any significant cancellations, please disclose and tell us how these cancellations impacted your allowance for obsolete inventories; and

THT Heat Transfer Technology, Inc.
August [*], 2012

THT Response: Please refer to our response to the previous comment.

  Please tell us whether the trend of delayed customer payments and delayed delivery schedules are expected to continue in the future. If so, please disclose your plans to deal with this trend.

THT Response: We will include the following disclosures in our future filings:

We expect that the trend of delayed customer payments and delayed delivery schedules will continue in the future. We have been taking the following measures to mitigate the situation: 1) Send the collection letters or call the customers to request payment; 2) Appoint specialists to visit our customers to collect payment; 3) File law suits.

Please show us supplementally what your revised disclosures will look like in future filings.

Financial Statements

Make Good Escrow Agreement, page F-24

5.	We note your response to comment 21 from our letter dated July 10, 2012. Please provide the following:

You indicate that you have no obligation to issue new shares if the target net income is not met for the relevant periods. You also indicate that any transfer will be between Mr. Zhao and the investors and therefore is not a liability to you. Please tell us what consideration you gave to the provisions of ASC 225-10-S99-4 in accounting for these escrow shares. Please tell us what consideration you gave to reflecting the benefit created by the shareholder’s escrow agreement in your financial statements even though the company is not party to the arrangement. Refer to SAB Topic 1:B.1 for additional guidance; and

Based on your consideration of ASC 225-10-S99-4 above, please tell us what consideration you gave to ASC 480-10-25-14 in determining the appropriate accounting for your Make-Good Escrow agreement. It appears that your Make-Good Escrow agreement may represent an obligation to issue a variable number of shares. Please advise accordingly

THT Heat Transfer Technology, Inc.
August [*], 2012

THT Response: We have accounted for the above Make-Good Escrow Agreement in accordance with ASC 718-10-S99-2, and we believe this treatment was consistent with the requirements of ASC 225-10-S99-4 and ASC 480-10-25-14.

We agree that under, ASC 225-10-S99-4, even if a share based payment was made by a shareholder of a company, the company should recognize it as an expense. Pursuant to ASC 718-10-S99-2, the SEC staff generally believes that the presumption that escrow arrangement represent compensation may be rebutted if the arrangement is not related to, and not contingent upon continued employment. If the escrow shares will be released or cancelled without regard to continued employment, the SEC staff believes that the arrangement is in substance an inducement made to facilitate the transaction on behalf of the issuer, should be recognized and measured according to its nature and reflected as a reduction of the proceeds allocated to the newly-issued securities. In line with the foregoing SEC staff guidance and the requirements of ASC 480, we believe that the Make-Good Escrow agreement is excluded from the scope of ASC 480. Our case is distinguished from the case of ASC 225-10-S99-4 in that the shareholders were not making share-based payment for the benefits of the company, which should have been recognized as an expense if the company makes the share based payment directly.

We agree that under ASC 480-10-25-24, if the company has an obligation to issue a variable number of shares, the company should recognize a liability. As noted in above regarding the application of ASC 225-10-S99-4, we do not believe the obligation to transfer a variable number of shares of the company rests with the company, since the arrangement was not compensatory for continued employment with the company.

The Company considers the aforementioned escrow arrangement as an inducement to facilitate the private placement on behalf of the Company rather than as compensatory and accordingly, adopted ASC 718-10-S99-2 to recognize this arrangement. The management estimated the probability of the Company not achieving the 2010 Guaranteed ATNI and 2011 Guaranteed ATNI to be 10% (the “Probability %”) and calculated the fair value of the escrow arrangement with reference to the Probability % and the Placement Price. The calculated fair value of $640,000 was deducted from the placement proceeds with a corresponding credit in additional paid-in capital, resulting in no net change in the Company’s equity.

Form 10-Q for the Period Ended March 31, 2012

General

6.	Please address the above comments in your interim filings as well, as applicable.

THT Heat Transfer Technology, Inc.
August [*], 2012

THT Response: We will address the above comments in our interim filings.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

THT Heat Transfer Technology, Inc.

By:/s/ Jianjun He
Jianjun He
Chief Financial Officer

Copies to: Louis A. Bevilacqua, Esq.
                   Fang Liu, Esq.